A-Power Energy Generation Systems, Ltd.
44 Jingxing North Street, Tiexi District, Shenyang, Liaoning, China 110021, telephone +86 24 8561 7888

A-Power Receives SEC Subpoena

SHENYANG, China, August 18, 2011/PRNewswire-Asia-FirstCall/ — A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or the “Company”), a leading provider of distributed power generation systems in China and a manufacturer of wind turbines, today announced that it was notified recently by the staff of the U.S. Securities and Exchange Commission (“SEC”) that the SEC has initiated a formal, nonpublic investigation into whether the Company or any of its personnel violated the federal securities laws.

On August 17, 2011, the SEC served the Company with a subpoena for documents in connection with its investigation. The Company is committed to cooperating with the SEC. The Company cannot predict the timing or outcome of the investigation. The SEC has informed the Company that the investigation should not be construed as an indication that any violations of law have occurred.

About A-Power

A-Power Energy Generation Systems, Ltd. ("A-Power"), through its China-based operating subsidiaries, is a leading provider of distributed power generation systems in China and is expanding into the production of alternative power generation systems. Focusing on energy-efficient and environmentally friendly distributed power generation projects of 25 to 400 megawatts, A-Power also operates one of the largest wind turbine manufacturing facilities in China. A-Power acquired Evatech Co. Ltd., a designer and manufacturer of industrial equipment for amorphous-silicon photovoltaic panels, in January 2010.

In addition to the establishment of strategic relationships with some of the world's leading wind energy design and engineering companies, A-Power has formed joint research programs with Tsinghua University and the China Academy of Sciences to develop and commercialize other renewable energy technologies.

For more information, please visit http://www.apowerenergy.com.

For more information, please contact:

A-Power Energy Generation Systems, Ltd.

Richard Cai
Mobile: +86 131 2230 4436 in China
Email: richard@apowerenergy.com

Christensen

Tom Myers
Mobile: +86 139 1141 3520 in Beijing
Email:  tmyers@ChristensenIR.com

Patty Bruner
Mobile: +1 480 332 6397
Email: pbruner@ChristensenIR.com

SOURCE: A-Power Energy Generation Systems, Ltd.
http://www.apowerenergy.com